CIBT EDUCATION GROUP INC.
#1200-777 West Broadway
Vancouver, BC
V5Z 4J7

NOTICE OF CHANGE OF AUDITOR

To:              Ernst & Young LLP, Chartered Accountants
And to:        Deloitte & Touche LLP, Chartered Accountants
And to:        The British Columbia Securities Commission
And to:        The Alberta Securities Commission
And to:        TSX Venture Exchange

TAKE NOTICE THAT effective July 27, 2009, Ernst & Young LLP, Chartered Accountants, the current auditor of CIBT Education Group Inc. (the “Company”) resigned as auditor at the Company’s request.  Management of the Company will fill the vacancy by appointing Deloitte & Touche LLP, Chartered Accountants as auditor of the Company to audit the financial statements of the Company commencing with the year ended August 31, 2009.

TAKE FURTHER NOTICE THAT:

(a)
there have been no reservations contained in the auditor’s reports on the annual financial statements of the Company for the two fiscal years immediately preceding the date of this notice or for any period subsequent to the most recently completed period for which an audit report was issued;

(b)
the resignation of Ernst & Young LLP, Chartered Accountants and the appointment of Deloitte & Touche LLP, Chartered Accountants was considered and approved by the board of directors of the Company;  and

(c)
in the opinion of the Company, no reportable events (as defined in National Instrument 51-102) occurred.  “Reportable Event” means disagreements or unresolved issues between the Company and Ernst & Young LLP, Chartered Accountants and consultations between the Company and Deloitte & Touche LLP, Chartered Accountants.

Dated at Vancouver, British Columbia the 27th day of July, 2009.

BY ORDER OF THE BOARD
CIBT EDUCATION GROUP INC.

Per: /s/ Toby Chu
Toby Chu
Chief Executive Officer